Exhibit 99

Press Release

FOR IMMEDIATE RELEASE

Contacts:	Joel Strimban
678 455 1182
joel.strimban@o2wireless.com

Jerry Cahn/Leon Zalmanov
PortfolioPR
212-736-9224
jcahn@portfoliopr.com/ lzalmanov@portfoliopr.com

BARAN GROUP AND O2WIRELESS SOLUTIONS COMPLETE MERGER

Combined Company to List on NASDAQ National Market as “BRAN”

At Tower Summit Show, Company Introduces its Full Range of Engineering Solutions

New Orleans, LA—November 13, 2002—Baran Group, Ltd. (NASDAQ, TASE: BRAN) a global provider of engineering, technology and construction solutions to a broad range of industries, today announced that it has completed its merger transaction with o2wireless Solutions Inc. The Company will be listed on the NASDAQ National Market System, under the ticker symbol “BRAN”. Management made the announcement at a leading telecom trade show, the Tower Summit and Trade Show, in New Orleans.

At the special shareholder meeting held November 12, 2002, o2wireless’ Solutions shareholders voted to approve the merger with the Baran Group. Each shareholder of o2wireless common stock will receive 0.014919 ordinary shares of Baran. Following the closing, Baran ordinary shares will begin trading on the NASDAQ National Market System. Baran Group will issue 456,166 ordinary shares in its merger with o2wireless and will have approximately 8,375,884 total shares outstanding.

Meir Dor, Chairman and CEO of the Baran Group, commented on the completed merger, “We’re delighted to extend our expertise and management systems to the United States. Over the past 20 years, we’ve developed significant engineering, project management and technology capabilities and expanded them globally. Now, by combining them with the talents of o2wireless’ professional team, we will be able to bring significant synergies to benefit US customers and strategic partners. Our employees, current investors and future shareholders also will benefit as our new listing on NASDAQ facilitates access to capital and increases our financial visibility. We’re very excited to introduce the ‘new’ Baran Group at today’s Tower Summit and Trade Show, since it gives us an opportunity to meet with so many leading industry vendors, analysts and officials.”

William J. Loughman, president of the newly formed subsidiary, Baran Telecom, and former president and co-CEO of o2wireless Solutions, observed, “As part of the Baran Group, our combined team’s experiences will offer customers a unique value proposition: unsurpassed engineering and project management expertise. Positioned against other global telecom service providers, we believe Baran’s talents, management, infrastructure and financial underpinnings surpass and exceed others based on virtually every metric and measure. As a larger, diversified, and highly successful company, we look forward to demonstrating our capabilities to our customers and industry partners.”

About Baran Group, Ltd.
 Baran Group, Ltd., is a global provider of engineering, technology and construction solutions. The Company serves a broad range of industries through six professional divisions: communications, semiconductors, civil engineering, process industries, consulting, and technology and services. Baran specializes in handling complex and challenging projects, offering creative and unconventional solutions, and customizing projects to clients’ real needs. With over 1,500 employees worldwide, and revenues of over $200 million in 2001, Baran has offices in Israel, the U.S., England, Germany, The Netherlands and Thailand.

Founded in Israel in 1979, the Company has been profitable and has paid a dividend to its stockholders every year since its founding. In 1992, the Company listed on the Tel-Aviv Stock Exchange (TASE) and in 1997 was included in the Tel Aviv 100 index. The company’s leadership in engineering solutions and financial management has been acknowledged by several organizations. Forbes chose Baran as one its Best 300 Small Companies in 1999, 2001 and, again, in 2002! Yediot Achronot ranked Baran as one of the top 50 companies listed on the TASE based on profits and dividends (2002); The Marker rated Baran as one of the best companies on the TASE (2001); and Ma’ariv Business Magazine chose Baran as one of the 35 “hottest shares on the market” (2000).

This press release is available on www.barangroup.com and www.portfoliopr.com.

This document may contain “forward looking statements.” Such statements involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward looking statements, including the failure to recognize expected synergies and revenue growth, industry trends, new technologies, changes in law, acquisition integration risks, continued availability of products and supplies, personnel and control, and others that are described in the Risk Factors section contained in Baran’s Registration Statement on Form F-4, as filed on October 23, 2002 with the SEC, and as may be updated from time to time in the Company’s periodic SEC filings. The Company disclaims an intent or obligation to update forward looking statements, and otherwise claims the “safe harbor” protections for forward looking statements afforded under The Private Securities Litigation Reform Act of 1995.